

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2021

Michael A. Kraft
Chief Executive Officer and Principal Executive Officer
The Coretec Group, Inc.
333 Jackson Plaza, Suite 1200
Ann Arbor, MI 48103

> **Re: The Coretec Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 15, 2021**
> **File No. 333-254256**

Dear Mr. Kraft:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eiko Yaoita Pyles at 202-551-3587 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing